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SEC FILE NUMBER
8-70183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/01/25 (MM/DD/YY) AND ENDING 6/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OPOC Broker-Dealer, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 W. Wilson Bridge Rd, Suite 300
(No. and Street)

Worthington	OH	43085
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies CPA P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd.	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Soth Chin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OPOC Broker Dealer, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Soth Chin

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPOC Broker-Dealer, LLC

(formerly known as Digital Capital Markets, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDING JUNE 30, 2026

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2026

ASSETS

Cash	$	940,079
Prepaid expense		294
TOTAL ASSETS	$	940,373

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	2,500
TOTAL LIABILITIES	$	2,500
MEMBER'S EQUITY	$	937,873
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	940,373

The accompanying notes are an integral part of these financial statements.

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2026

REVENUE:	
Commission income	$ 1,311,453
Consulting fee income	185,764
Expense reimbursement	24,104
Total revenue	1,521,321
EXPENSES:	
Management and allocated overhead	94,950
Professional fees	46,100
Regulatory fees	27,968
Other operating expenses	3,632
Total expenses	172,650
Net income	$ 1,348,671

The accompanying notes are an integral part of these financial statements.

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2026

MEMBER'S EQUITY, BEGINNING OF YEAR	$	60,020
Net income		1,348,671
Member's contributions		166,675
Member's distributions		(637,493)
MEMBER'S EQUITY, END OF YEAR	$	937,873

The accompanying notes are an integral part of these financial statements.

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2026

OPERATING ACTIVITIES:	
Net income	$ 1,348,671
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expense	177
Increase in accounts payable	2,500
Net cash provided by operating activities	1,351,348
FINANCING ACTIVITIES:	
Member's contributions	166,675
Member's distributions	(637,493)
Net cash used by financing activities	(470,818)
NET INCREASE IN CASH	880,530
CASH AT BEGINNING OF YEAR	59,549
CASH AT END OF YEAR	$ 940,079

SUPPLEMENTAL CASH FLOW DISCLOSURE
Non Cash financing:
Member's contributions from forgiveness of amounts due to member for reimbursement of expenses allocated to the Company. $94,950

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OPOC Broker-Dealer, LLC (formerly known as Digital Capital Markets, LLC) (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Limited Liability Company formed under the laws of the State of Maryland in June, 2018 and approved by FINRA as a registered broker on July 17, 2019. As a limited liability company the member's liability is limited to its investment.

The Company's member (the Member) acquired 100% of the former member's membership interest pursuant to a Membership Interest Purchase Agreement dated March 2025, the related Continuing Member Application (CMA) was approved by FINRA in December 2025. The Company changed its name from Digital Capital Markets LLC to OPOC Broker-Dealer, LLC in December 2025 as a result of the change in ownership.

Prior to FINRA's approval of the CMA the Company provided private placement agency services. Following FINRA's approval of the CMA the Company earns commissions and fees from commission-sharing referral activities involving retirement plan investment products conducted through an unaffiliated broker-dealer. The Company's clients are primarily located in the United States of America.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Pursuant to FASB ASC 606 Revenue from Contracts with Customers, the Company recognizes revenue from contracts with customers when it satisfies its performance obligations by transferring control over goods or services to customers.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers in connection with private placements of securities includes placement fees for the placement of private securities offerings. Revenue from placement fees is recognized at the point in time when the placement of securities to investors is completed (the closing date of the transaction) as this is when all rights and risks of ownership have been transferred to the investor.

The Company earns commission and consulting fees generated from referral activities involving retirement plan investment pursuant to the terms of a Commission and Fee Sharing Agreement with an unaffiliated broker-dealer. The Company receives its percentage of commissions and fees from the unaffiliated broker-dealer. The Company's performance obligation under such agreement is satisfied at the time of referral, however, since the amount of the related revenue cannot be deteremined until the resulting revenue is determined by the unaffiliated broker-dealer, revenue is recognized based on transaction details provided by the unaffiliated broker-dealer on a monthly basis. As a result, the Company generally recognizes revenue under the Commission and Fee Sharing Agreement when the unaffiliated broker-dealer satisfies its performance obligation to its customer.

The Company earns a percentage of commissions from securities brokerage transactions whereby the unaffiliated broker-dealer charges its customers commissions for the purchase and sale of securities on behalf of its customer. The Company believes that the unaffiliated broker-dealer's performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer by the unaffiliated broker-dealer.

The Company also earns commissions from a percentage of fees earned by the unaffiliated broker-dealer from managed accounts or other pooled investment vehicles (funds). The unaffiliated broker-dealer may receive fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that the unaffiated broker-dealer's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the unaffiliated broker-dealer's influence, the Company does not believe that

the unafffilated broker-dealer can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company earns consulting fees income from a percentage of consulting fees earned by the unaffiliated broker-dealer. The unaffiliated broker-dealer provides investment consulting services on a daily basis. The Company believes the performance obligation for providing such services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the unaffiliated broker dealer. Consulting fees are based on a percentage applied to the customer's assets under management. Consulting fees are received quarterly and are recognized as revenue in the period during which such services were provided, which are distinct from the services provided in other periods.

Income Taxes

The Company is organized as a limited liability company with a single member and is disregarded as an entity separate from its owner for federal income tax purposes. The member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision of liability for federal income taxes has been included in the accompanying financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits.

3 RELATED PARTY TRANSACTIONS

During the period July 1, 2025 to December31, 2025 the Company leased office space from the former member pursuant to a month-to-month operating lease. Total rent expensed under such agreement was $1,794 for the year ended June 30, 2026. No amount was payable to the former member at June 30, 2026.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Pursuant to an expense sharing agreement with the Member, the Company was allocated expenses of $93,156 for management and overhead expenses. (including shared personnel and office space). No amounts were payable to the Memmber at June 30, 2026.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $937,579 which was $932,579 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0027 to 1.

5 CONCENTRATION

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

100% of the Company's commissions income and consulting fee income the year ended June 30, 2026 was earned from the unaffilated broker-dealer.

6 COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies that require disclosure as of June 30, 2026.

7 SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which consisted of the private placement of securities, prior to the December 2025 CMA approval and commission-sharing referral activities, thereafter. The Company has identified its CEO as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital(see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Companyy as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8 SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued.

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2026

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 937,873
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets - prepaid expense	(294)
NET CAPITAL	937,579
AGGREGATE INDEBTEDNESS -	
Total Aggregated Indebtedness	2,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	932,579
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$ 931,579
Percentage of aggregate indebtedness to net capital	0.27%

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA FOCUS report as of July 21, 2026.

OPOC Broker-Dealer, LLC
(formerly known as Digital Capital Markets, LLC

June 30, 2026

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

OPOC BROKER-DEALER, LLC

EXEMPTION REPORT YEAR ENDED JUNE 30, 2026

We, as members of management of OPOC Broker-Dealer, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Accordingly, we have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i), or (k)(2)(ii)), but also: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3), and therefore is covered by Footnote 74 of the 2013 Release.

Furthermore, according to recent guidance in "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" by the SEC Division of Trading and Markets (Updated July 1, 2020)[1] (the "SEC Staff's FAQ"), in this exemption report, the Company states that it does not claim an exemption under paragraph (k) of Rule 15c3-3 but relies on Footnote 74 and hereby: (i) confirms that all of the firm's business activities during the reporting period consisted of commission-sharing referral activities involving retirement plan investment products conducted through an unaffiliated broker-dealer; and (ii) states that during the reporting period the firm: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Accordingly, based on our evaluation, we make the following statements to the best of our knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company met the identified conditions for such reliance throughout the most recent fiscal year ended June 30, 2026, without exception.

OPOC Broker-Dealer, LLC

By:	Soth Chin
Name:	Soth Chin
Title:	CEO

[1] See Question 8 (Modified July 1, 2020) and corresponding Answer 8 (Corrected September 6, 2022), available at https://www.sec.gov/divisions/marketreg/amendments-to-broker-dealer-reporting-rule-faq.htm

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
OPOC BROKER-DEALER LLC	8-70183

For the fiscal period beginning 7/1/2025 and ending 6/30/2026

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,521,321.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 1,521,321.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 24,104.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 24,104.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 1,497,217.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2026

8	Multiply line 7 by .0015 This is your **General Assessment.**			$ 2,245.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2026 SIPC-7 or 7A		$ 2,218.00	
11	a Overpayment(s) applied on all 2026 SIPC-6 and 6A(s)	$ 0.00		
	b Overpayment(s) applied on all 2026 SIPC-7 and 7A(s)	$ 0.00		
	c Any other overpayments applied	$ 0.00		
	d All payments applied for 2026 SIPC-6 and 6A(s)	$ 0.00		
	e All payments applied for 2026 SIPC-7 and 7A(s)	$ 2,218.00		
	f Add lines 11a through 11e		$ 2,218.00	
12	**LESSER** of line 10 or 11f.			$ 2,218.00
13	a Amount from line 8		$ 2,245.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 2,218.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 27.00
14	Interest (see instructions) for 25 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 27.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70183	DEA: FINRA	2026	Jun

MEMBER NAME OPOC BROKER-DEALER LLC
MAILING ADDRESS 10211 FLEMING AVENUE
BETHESDA, MD 20814

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

OPOC BROKER-DEALER LLC	Jeffrey Heller
(Name of SIPC Member)	(Authorized Signatory)
9/25/2026	jphellercpa@comcast.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.